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                             June 11, 2021

       Ari Segal
       Chief Executive Officer
       Games & Esports Experience Acquisition Corp.
       7381 La Tijera Blvd.
       P.O. Box 452118
       Los Angeles, CA 90045

                                                        Re: Games & Esports
Experience Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Filed May 17, 2021
                                                            File No. 377-04886

       Dear Mr. Segal:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       The Offering, page 17

   1. Please reconcile your disclosure here and elsewhere that the warrants will become exercisable 30 days
after the completion of your initial business combination with your disclosure on page 151
that the warrants may not be exercised until the later of 30 days after the completion of
your initial business combination and one year from the closing of this offering.
       Capitalization, page 89

   2.                                                   Please reconcile the
differences between the    as adjusted    amounts presented here for
 Ari Segal
Games & Esports Experience Acquisition Corp.
June 11, 2021
Page 2
      Class A shares subject to redemption and total shareholders    equity,
and the comparable
      amounts presented on page 88. In this regard, we note $136,420,200 of Class A ordinary shares subject to redemption and $1,740,106 of total shareholders equity are presented here and on page 40, as compared to $133,064,972 of proceeds available for redemption and $5,000,001 of total net tangible book value after IPO presented on page 88. Please
      also explain why that on page 89 no amount is presented in the    as
adjusted    column for
      Class A ordinary shares not subject to redemption.
General

3. Please revise to more specifically describe the role of your advisors. You may contact Frank Knapp at 202-551-3805 or Robert Telewicz at
202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or Pam Long at 202-551-3765 with any other questions.



                                                            Sincerely,
FirstName LastNameAri Segal
                                                    Division of Corporation
Finance
Comapany NameGames & Esports Experience Acquisition Corp.
                                                    Office of Real Estate &
Construction
June 11, 2021 Page 2
cc:       Michael Heinz
FirstName LastName